

December 8, 2010

Glenn H. Stevens
President and Chief Executive Officer
GAIN Capital Holdings, Inc.
550 Hills Drive
Bedminster, New Jersey 07921

> **Re: Gain Capital Holdings, Inc.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed December 6, 2010**
> **File No. 333-161632**

Dear Mr. Stevens:

We have reviewed Amendments No. 9 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Summary Consolidated Financial and Other Data, page 13

1.   Please revise footnote 4 to quantify your historical costs and the amounts to be reimbursed by your underwriters.

Use of Proceeds, page 41

2.   We note your response to comment 12 of our letter dated December 3, 2010. We note
        that you continue to disclose that the $5.9 million is the net proceeds you expect to
        receive based on the midpoint of the price range and the amounts you expect to be
        reimbursed by your underwriters. It appears that this amount is the gross proceeds that
        you will receive. Please revise or advise. Additionally, please quantify the amount you
        expect to be reimbursed from the underwriters.

Description of Capital Stock, page 165

3.   We note that you removed disclosure regarding the number of shares into which your
        Series E preferred stock would convert. Additionally, you removed disclosure related to
        whether any shares of preferred stock will remain after this offering. Please provide this
        disclosure or tell us why you removed it.

Underwriters, page 177

4.   We note your revised disclosure on page 178. Please disclose the expenses that the
        underwriters have agreed to reimburse you.

Exhibits

5.   We note your response to comment 9 of our letter dated December 3, 2010. We note that
        you continue to omit exhibits 10.1, 10.9, and 10.51. We therefore reissue our comment.
        We note that these exhibits should be filed because you still provide compensation
        disclosure to which these exhibits relate. Please re-file these exhibits in accordance with
        Item 601(b)(10) of Regulation S-K. Alternatively, please explain to us why you believe
        these exhibits are not required to be filed.

6.   We note that you have filed exhibit 10.24 as exhibit 10.25 and that you have not filed
        exhibit 10.25. Please file these exhibits. Additionally, please ensure that all of your
        exhibits are filed in their entirety to include all referenced schedules, appendices,
        exhibits, or addendums. We note, for example only, that exhibit 10.24 (currently filed as
        exhibit 10.25) omitted certain schedules.

7.   We note your response to comment 11 of our letter dated December 3, 2010. Please note
        that your supplemental written statement must be included in correspondence filed on
        EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Andrew P. Gilbert, Esq. (*via facsimile*)